Exhibit 99.164

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports In Assets Under Management at C$825 Million (US$593 Million), Up 62% This Fiscal Year, and Net Inflows of C$2.1 Million (US$1.5 Million) in October, Among Other Key Developments

AUM & Continued Month-over-Month Inflows: Valour reported C$757 million (US$593 million) in AUM as of October 31, 2024, a 62% increase year-to- date, driven by C$2.1 million (US$1.5 million) in net inflows and appreciation of asset prices in October. Key products, including Valour SUI SEK, Valour BTC 0, and Valour TAO SEK, contributed to this strong performance, highlighting growing investor confidence in Valour’s innovative digital asset ETPs.

Strong Financial Position: As of October 31, 2024, the cash and USDT balance stood at approximately C$12.9 million (US$9.3 million), a 36% decrease from the previous month, primarily due to a recent C$5.5 million (US$4 million) debt payment that allowed Valour to successfully eliminate its debt. Current loans payable stood at approximately C$8.3 million (US$6 million), a 40% reduction from the previous month. The Company also expanded its digital asset treasury, purchasing and holding 208.8 BTC, 121 ETH, 496,683 ADA, 111,616 DOT, 13,175 SOL, 490.5 UNI, 433,322 AVAX, and 2,935,203 CORE tokens, with a total value of approximately C$43.6 million (US$31.4 million), reflecting a 5% increase from the previous month as of October 31, 2024.

TORONTO, Nov. 4, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) has reported assets under management (“AUM”) of C$757 million (US$593 million) as of October 31, 2024, representing a 62% increase year-to-date.

In October, Valour saw net inflows of C$2.1 million (US$1.5 million), continuing its streak of monthly inflows and reflecting growing investor confidence and demand for Valour’s ETPs.

Key Products Driving Inflows:

The products contributing to this exceptional performance include:

VALOUR SUI SEK: C$1,994,353 (US$1,432,993)

VALOUR BTC 0 SEK: C$288,631 (US$207,389)

VALOUR TAO SEK: C$173270 (US$124,499)

VALOUR ETH 0 SEK: C$192,314 (US$138,183)

VALOUR ICP SEK: C$80,018 (US$57,495)

These inflows highlight Valour’s leadership in providing access to diverse digital assets.

The Company maintains a strong financial position with a cash and USDT balance of approximately C$12.9 million (US$9.3 million), a 36% decrease from the previous month primarily due to a recent C$5.5 million (US$4 million) debt payment, which allowed Valour to successfully eliminate its debt. Current loans payable stood at approximately C$8.3 million (US$6 million) a 40% reduction from the previous month. The Company also expanded its digital asset treasury, purchasing and holding 208.8 BTC, 121 ETH, 496,683 ADA, 111,616 DOT, 13,175 SOL, 490.5 UNI, 433,322 AVAX, and 2,935,203 CORE tokens, with a total value of approximately C$43.6 million (US$31.4 million), reflecting a 5% increase from the previous month as of October 31, 2024.

Recent Strategic Developments from October include:

Valour Eliminates Debt with Recent C$5.5 Million (US$4 Million) Payment, Strengthening Financial Position for Growth and Expansion

Valour successfully eliminated its outstanding debt with a final payment of C$5.5 million (US$4 million) on October 16, 2024. This significant milestone underscores Valour’s commitment to responsible financial management and positions the company to focus on growth, innovation, and expanding its market reach without the constraints of debt. Achieving this without issuing new equity or taking on additional debt highlights Valour’s disciplined approach to cash flow and strategic financial agility, enabling it to pursue emerging opportunities in the digital asset sector.

DeFi Technologies Completes Acquisition of Leading Digital Asset Liquidity Provider Stillman Digital

DeFi Technologies acquired Stillman Digital, a major digital asset liquidity provider with a significant market footprint, including over US$20 billion in trade volume since 2021. This strategic acquisition enhances DeFi Technologies’ trading capabilities and diversifies its client base and revenue streams. By integrating Stillman’s expertise, DeFi Technologies plans to strengthen its trading operations, including its arbitrage trading desk and DeFi Alpha initiatives. Additionally, Stillman Digital’s future expansion into new segments like Custody, FX, and Proprietary Trading, supported by DeFi Technologies’ resources, is anticipated to drive further revenue growth.

DeFi Technologies’ Subsidiary Valour Expands Offerings with First-Ever Valour Bittensor (TAO) SEK ETP in the Nordics on Spotlight Stock Market

Valour introduced the Valour Bittensor (TAO) SEK ETP on Sweden’s Spotlight Stock Market, marking the first-ever listing of this decentralized machine-learning asset in the Nordics. This launch provides investors unique access to Bittensor’s innovative peer-to-peer machine intelligence marketplace. This addition to Valour’s product lineup emphasizes the company’s dedication to offering pioneering digital assets that enhance investor exposure to transformative technologies.

DeFi Technologies’ Subsidiary Valour Strengthens Nordic Market Strategy with Transfer of Crypto ETPs to Spotlight Stock Market

Valour transferred 19 of its ETPs from the Nordic Growth Market to the Spotlight Stock Market in Stockholm. This strategic move aims to bolster its presence in the Nordic market, supporting growth and increasing liquidity. With this transfer, Valour will enhance its market reach and provide investors with a broader suite of crypto-related instruments, which saw SEK 14.3 billion (US$1.3 billion) in trading volume over the past year.

DeFi Technologies’ Subsidiary Valour Expands Offerings with Valour Sui (SUI) ETP on Spotlight Stock Market

Valour launched the Valour Sui (SUI) ETP on Sweden’s Spotlight Stock Market, expanding its array of innovative digital asset offerings. The Sui blockchain, a high- performance layer-1 network known for its instant transaction finality and low-latency design, supports real-time applications such as gaming and finance. This product launch underlines Valour’s dedication to broadening access to cutting-edge blockchain technologies, reinforcing its strategic position in the digital asset investment landscape.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, weare committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Sui (SUI), Bittensor (TAO), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681
CO: DeFi Technologies Inc.

CNW 08:00e 04-NOV-24

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